UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 333-256665

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant held its 2022 Annual Meeting of Shareholders on August 12, 2022, at 10:00 a.m., Singapore Time, at Level 2, Carpenter Haus, 36 Carpenter Street, Singapore.

A total of 34,699,727 votes of the Registrant’s ordinary shares and preferred shares present in person or by proxy, representing 68.64% of the combined voting power of the ordinary shares and preferred shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business.

Each ordinary share is entitled to one vote, and each preferred share is entitled to three votes. For each of the Election of Directors Proposal, Ratification of Independent Auditor Proposal, and Equity Incentive Plan Proposal, ordinary shares have one vote per share, preferred shares have three votes per share, and ordinary shares and preferred shares are counted as a single group, with a majority of the group required for approval. For each of the Convertible Preferred Share Proposal, Preferred Share Voting Rights Proposal, and M&A Amendment Proposal, ordinary shares have one vote per share, preferred shares have three votes per share, and ordinary shares and preferred shares are counted separately, with a majority of each share class required for approval.

The following tables reflect the final tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal. The number of votes cast by preferred shares represented 5,000,000 preferred shares multiplied by three votes per share.

PROPOSAL 1:	Election of Directors

Nominee	For	Against	Abstain
Conglin (Forrest) Deng	34,682,721	15,538	1,460
Lionel Choong Khuat Leok	34,667,669	30,598	1,460
Tao Xu	34,682,693	15,558	1,468
Chuan Zhan	34,682,701	15,558	1,460
Panpan Wang	34,682,730	15,521	1,468

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	34,698,068	1,611	40

PROPOSAL 3:	Approval of the 2022 Omnibus Equity Incentive Plan (the “Equity Incentive Plan Proposal”)

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	34,674,421	21,948	3,350

PROPOSAL 4:	Amendment to the Amended and Restated Memorandum and Articles of Association (the “M&A”) that the preferred shares shall be convertible into ordinary shares of the Company (the “Convertible Preferred Share Proposal”)

Votes by Share Class	For	Against	Abstain
Ordinary shares	19,663,972	34,397	1,350
Preferred shares	15,000,000	-	-

PROPOSAL 5:	Amendment to the M&A that each preferred share shall be entitled to six votes per share (the “Preferred Share Voting Rights Proposal”)

Votes by Share Class	For	Against	Abstain
Ordinary shares	19,657,993	40,386	1,330
Preferred shares	15,000,000	-	-

PROPOSAL 6:	Approval of the Amended and Restated Memorandum and Articles of Association (the “M&A Amendment Proposal”)

Votes by Share Class	For	Against	Abstain
Ordinary shares	19,663,811	32,578	3,330
Preferred shares	15,000,000	-	-

On August 15, 2022, the Registrant issued a press release announcing that its wholly owned subsidiary, Moxian Group Limited (“Moxian”), has entered into an equity transfer agreement, pursuant to which Moxian had agreed to sell all of the equity interest of Moxian (Hong Kong) Limited to Jiantao Liu, a resident of China. A copy of the press release is furnished as Exhibit 99.1 hereto. A copy of the English translation of the equity transfer agreement is furnished as Exhibit 99.2 hereto.

Exhibit
99.1	Press release, dated August 15, 2022
99.2	Equity Transfer Agreement between Moxian Group Limited and Jiantao Liu (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: August 15, 2022	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer